

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 23, 2009

Rubin McDougal
Chief Financial Officer
6900 Veterans Boulevard
Burr Ridge, Illinois 60527

> **Re: CNH GLOBAL N.V.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed March 3, 2009**
> **File No. 333-05752**

Dear Mr. McDougal:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief